UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          SUTTER HOLDING COMPANY, INC.
                     ---------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   82488Q-10-1
                               ------------------
                                 (CUSIP Number)

                                  June 10, 2003
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)

        [X] Rule 13d-1(c)

        [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages(s))

                                SCHEDULE 13G

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1)   Name of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only)

         The Michael A. McConnell and Marilyn Lundberg McConnell Revocable Trust
              U/A/D December 8, 1996
         Michael A. McConnell
         Marilyn Lundberg McConnell
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2)   Check the Appropriate Box                        (a)  [  X]
     if a Member of a Group
     (See Instructions)                               (b)  [   ]

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3)   SEC Use Only

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4)   Citizenship or Place of Organization

       Reporting Person                                     Citizenship or State

      The Michael A. McConnell and Marilyn Lundberg McConnell          CA
          Revocable Trust U/A/D December 8, 1996
      Michael A. McConnell                                             US
      Marilyn Lundberg McConnell                                       US

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Number of Shares
Beneficially Owned
by Each Reporting
Person with :

(5)      Sole Voting Power

         The Reporting Persons are The Michael A. McConnell and Marilyn Lundberg McConnell Revocable Trust U/A/D December 8, 1996, a family trust, and Michael A. McConnell and Marilyn Lundberg McConnell, husband and wife, as trustees of the trust. The Trust holds sole voting power and dispositive power over 25,555 Shares of Common Stock, Par Value $.0001 per Share ("Shares") of the Issuer, or 7.5% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal quarter. The trustees of the trust control the trust and will exercise any voting or dispositive power over the Shares.


(6)  Shared Voting Power

         The Reporting Persons are The Michael A. McConnell and Marilyn Lundberg McConnell Revocable Trust U/A/D December 8, 1996, a family trust, and

         Michael A. McConnell and Marilyn Lundberg McConnell, husband and wife, as trustees of the trust. The Trust holds sole voting power and dispositive power over 25,555 Shares of Common Stock, Par Value $.0001 per Share ("Shares") of the Issuer, or 7.5% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal quarter. The trustees of the trust control the trust and will exercise any voting or dispositive power over the Shares.


(7)  Sole Dispositive Power

         The Reporting Persons are The Michael A. McConnell and Marilyn Lundberg McConnell Revocable Trust U/A/D December 8, 1996, a family trust, and Michael A. McConnell and Marilyn Lundberg McConnell, husband and wife, as trustees of the trust. The Trust holds sole voting power and dispositive power over 25,555 Shares of Common Stock, Par Value $.0001 per Share ("Shares") of the Issuer, or 7.5% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal quarter. The trustees of the trust control the trust and will exercise any voting or dispositive power over the Shares.


(8)  Shared Dispositive Power

         The Reporting Persons are The Michael A. McConnell and Marilyn Lundberg McConnell Revocable Trust U/A/D December 8, 1996, a family trust, and Michael A. McConnell and Marilyn Lundberg McConnell, husband and wife, as trustees of the trust. The Trust holds sole voting power and dispositive power over 25,555 Shares of Common Stock, Par Value $.0001 per Share ("Shares") of the Issuer, or 7.5% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal quarter. The trustees of the trust control the trust and will exercise any voting or dispositive power over the Shares.

-------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially

     Owned by Each Reporting Person

         The Reporting Persons are The Michael A. McConnell and Marilyn Lundberg McConnell Revocable Trust U/A/D December 8, 1996, a family trust, and Michael A. McConnell and Marilyn Lundberg McConnell, husband and wife, as trustees of the trust. The Trust holds sole voting power and dispositive power over 25,555 Shares of Common Stock, Par Value $.0001 per Share ("Shares") of the Issuer, or 7.5% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal quarter. The trustees of the trust control the trust and will exercise any voting or dispositive power over the Shares.


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                                       2

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10)  Check if the Aggregate Amount                                   [ ]
     in Row 9 Excludes Certain
     Shares (See Instructions)

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11)  Percent of Class Represented
     by Amount in Row 9                                              7.5%

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12)  Type of Reporting Person
     (See Instructions)

         The Michael A. McConnell and Marilyn Lundberg McConnell       OO
         Revocable Trust U/A/D December 8, 1996
         Michael A. McConnell                                          IN
         Marilyn Lundberg McConnell                                    IN


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Item 1.
------

     (a) and (b) The name of issuer as to whose securities this statement relates is Sutter Holding Company, Inc. (the "Issuer") a Delaware corporation. Its principal business address is 150 Post Street, Suite 450, San Francisco, California 94108.

Item 2.
-------

     (a-c) The Reporting Persons are The Michael A. McConnell and Marilyn Lundberg McConnell Revocable Trust U/A/D December 8, 1996, a family trust, and Michael A. McConnell and Marilyn Lundberg McConnell, husband and wife, as trustees of the trust. The Trust is organized under the laws of the State of California, and the trustees are United States citizens. The principal address of the Reporting Persons is 1500 Park Avenue, Emeryville, California 94608.

         (d-e) The subject securities are the issuer's shares of Common Stock, Par Value $.0001 per Share (CUSIP No. 82488Q-10-1)

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
------   (c) check whether the person filing is a:


         (a-j) Not applicable.


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

Item 4.  Ownership.
------   ---------

              (a-c) The Reporting Persons are The Michael A. McConnell and Marilyn Lundberg McConnell Revocable Trust U/A/D December 8, 1996, a family trust, and Michael A. McConnell and Marilyn Lundberg McConnell, husband and wife, as trustees of the trust. The Trust holds sole voting power and dispositive power over 25,555 Shares of Common Stock, Par Value $.0001 per Share ("Shares") of the Issuer, or 7.5% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal quarter. However, the trustees of the trust control the trust and will exercise any voting or dispositive power over the Shares.


Item 5.  Ownership of Five Percent or Less of a Class.
------   --------------------------------------------

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.
------   ---------------------------------------------------------------

         The Reporting Persons are The Michael A. McConnell and Marilyn Lundberg McConnell Revocable Trust U/A/D December 8, 1996, a family trust, and Michael A. McConnell and Marilyn Lundberg McConnell, husband and wife, as trustees of the trust. The Trust holds sole voting power and dispositive power over 25,555 Shares of Common Stock, Par Value $.0001 per Share ("Shares") of the Issuer, or 7.5% of the total outstanding Shares reported by the Issuer as of the end of its most recent fiscal quarter. The trustees of the trust control the trust and will exercise any voting or dispositive power over the Shares. The trustees and their family members are also the primary beneficiaries of the trust and have the right to receive dividends from, or the proceeds from the sale of, the Shares.

Item 7.  Identification and Classification of the Subsidiary Which
------   ---------------------------------------------------------
         Acquired the Security Being Reported on By the Parent Holding
         -------------------------------------------------------------
         Company.
         ------------

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
------   ---------------------------------------------------------
          Not applicable.


Item 9.   Notice of Dissolution of Group.
------    ------------------------------

          Not applicable.

Item 10.  Certification.
-------   -------------

     By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, we certify that the information set forth in this statement is true, complete and correct.

Date:  August 20, 2003

         The Michael A. McConnell and Marilyn Lundberg McConnell Revocable Trust U/A/D December 8, 1996

                /s/ MICHAEL A. MCCONNELL
         By:  ---------------------------------------
                Michael A. McConnell, Trustee

                /s/ MARILYN LUNDBERG MCCONNELL
         By:  ---------------------------------------
                Marilyn Lundberg McConnell, Trustee


                /s/ MICHAEL A. MCCONNELL
            ---------------------------------------
                Michael A. McConnell

                /s/ MARILYN LUNDBERG MCCONNELL
            ---------------------------------------
                Marilyn Lundberg McConnell








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